March 6, 1997

Via EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Corning Inc
          N-30D

Gentlemen:

     The above-mentioned registrant having filed with the Commission on March 5, 1997 Form Type N-30D does hereby respectfully request that the hereinbelow stated EDGAR filing be withdrawn pursuant to Rule 477 under the 1933 Act as being filed in error.

Company:       Corning Inc
Form Type:     N-30D
Received Date: March 5, 1997
Accepted at:   16:24
Accession No:  0000950146-96-000298

     Thank you for your cooperation and prompt attention to this matter.

                                        Very truly yours,

                                        /s/ M. Ann Gosnell
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                                            M. Ann Gosnell